SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

Table of Contents

Press Release of 14 February, 2013 — Coca-Cola Hellenic Bottling Company S.A. announces Results for the Year Ended 31 December 2012, Fourth Quarter and Full Year Highlights.

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2012

FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

					Q4 2011
	Q4	Q4%		Q4 2012 before	before	%
	2012	2011	Change	adjustments	adjustments	Change

Volume (m unit cases)	477	466	2%	476	465	2%
Net Sales Revenue	1,605	1,524	5%	1,610	1,529	5%
Comparable Cost of Goods Sold	1,050	979	7%	1,054	982	7%
Comparable EBIT	56	72	-22%	53	73	-27%
Comparable Net Profit	22	29	-22%	22	29	-23%
Comparable EPS (€)	0.06	0.08	-25%	0.06	0.08	-25%

				Full Year 2012	Full Year 2011
	Full Year	Full Year	%	before	before	%
	2012	2011	Change	adjustments	adjustments	Change

Volume (m unit cases)	2,085	2,087	—	2,081	2,083	—
Net Sales Revenue	7,045	6,824	3%	7,078	6,854	3%
Comparable Cost of Goods Sold	4,518	4,253	6%	4,527	4,257	6%
Comparable EBIT	453	523	-13%	465	541	-14%
Comparable Net Profit	285	326	-12%	287	330	-13%
Comparable EPS (€)	0.78	0.90	-13%	0.79	0.91	-13%

Note : All units in €m except per share data and volume data & volume.  Numbers before adjustments are excluding the impact of the early adopted accounting standards as detailed in page 14 and in note 1 of the condensed consolidated financial statements.

Fourth Quarter 2012		Full Year 2012

•

Volume: Volume grew by 2% in the fourth quarter of 2012. An 8% volume increase in emerging markets and a 1% volume increase in developing markets were partly offset by a 5% volume decline in established markets.

		•	Volume: Volume was flat in 2012. Emerging markets posted a 4% volume increase that was offset by a 2% volume decline in developing markets and a 5% volume decline in established markets.

•	Sales: Net sales revenue grew by 5% registering the sixth consecutive quarter where revenue growth exceeded volume growth.	•	Sales: Net sales revenue grew by 3%, with currency neutral net sales revenue per case growing 2.2% excluding the impact of Belarus.

•	Comparable operating profit (EBIT): A combination of higher input costs and operating expenses resulted in a €16 million year on year decrease in comparable operating profit.	•

Comparable operating profit (EBIT): Our revenue growth initiatives more than offset total input cost increases in absolute terms, but were not sufficient to prevent gross margin decline. In addition, unfavourable foreign currency fluctuations and higher operating expenses resulted in a 13% decline in comparable operating profit.

•                  Full Year 2012 market shares: We continued to win in the marketplace. We gained or maintained volume share in sparkling beverages in 21 out of 28 markets and value share in the overall non-alcoholic ready to drink beverages category in 23 out of 28 of our markets.

•                  Full Year 2012 free cash flow: Working capital improved by €84 million year-on-year and we generated free cash flow of €341 million.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented:

“Our strategy enabled us to grow currency neutral net sales revenue by 2% for the full year. The volume and revenue growth we generated in the third quarter continued in the fourth quarter, with revenue growing faster than volume for the sixth consecutive quarter. In 2012, we maintained our volume overall, despite the very challenging trading conditions in most of our markets throughout the year. In 2012, we were able to strengthen our business further, by expanding our volume and value share in the majority of our markets, while growing Trademark Coca-Cola products by 2%.

We anticipate that in 2013, disposable income will remain under pressure, resulting from continued austerity measures and high unemployment, particularly in our established markets. We will remain focused on delivering on our strategic priorities: further strengthening our leadership position in the marketplace, driving revenue growth ahead of volume, executing our cost optimisation and process efficiency plans, and continuing to generate strong free cash flow.

The voluntary share exchange offer by Coca-Cola HBC AG will facilitate the listing of the Group on the premium segment of the London Stock Exchange which forms part of our ongoing commitment to enhance shareholder value.”

Results for the year ended 31 December 2012

14 February 2013

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2013 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow or effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor our directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Fourth quarter 2012
(numbers in € million			Operating		Adjusted	Net (Loss) /	EPS(7)
except per share data)(10)	COGS(1)	Gross Profit(2)	Expenses(3)	EBIT(4)	EBITDA(5)	Profit(6)	(€)

Reported	(1,051.4)	553.4	(499.9)	(28.4)	100.4	(45.8)	(0.13)
Restructuring costs	—	—	—	81.9	49.8	66.6	0.18
Commodity hedging(8)	1.5	1.5	—	1.5	1.5	1.0	0.01
Non-recurring items(9)	—	—	0.6	0.6	0.6	0.5	—
Comparable(10)	(1,049.9)	554.9	(499.3)	55.6	152.3	22.3	0.06

Group Financial Results	Fourth quarter 2011
(numbers in € million			Operating		Adjusted	Net (Loss) /	EPS(7)
except per share data) (10)	COGS(1)	Gross Profit(2)	Expenses(3)	EBIT(4)	EBITDA(5)	Profit(6)	(€)

Reported	(980.1)	544.0	(473.3)	24.2	141.0	(11.6)	(0.03)
Restructuring costs	—	—	—	46.5	28.7	39.9	0.11
Commodity hedging(8)	0.8	0.8	—	0.8	0.8	0.4	—
Non-recurring items(9)	—	—	—	—	—	—	—
Comparable(10)	(979.3)	544.8	(473.3)	71.5	170.5	28.7	0.08

Group Financial Results	Full Year 2012
(numbers in € million			Operating		Adjusted		EPS(7)
except per share data) (10)	COGS(1)	Gross Profit(2)	Expenses(3)	EBIT(4)	EBITDA(5)	Net Profit(6)	(€)

Reported	(4,522.2)	2,522.5	(2,078.1)	337.7	757.6	190.4	0.52
Restructuring costs	—	—	—	106.7	72.5	88.5	0.24
Commodity hedging(8)	4.5	4.5	—	4.5	4.5	3.2	0.01
Non-recurring items(9)	—	—	4.2	4.2	4.2	3.4	0.01
Comparable(10)	(4,517.7)	2,527.0	(2,073.9)	453.1	838.8	285.5	0.78

Group Financial Results	Full Year 2011
(numbers in € million			Operating		Adjusted		EPS(7)
except per share data) (10)	COGS(1)	Gross Profit(2)	Expenses(3)	EBIT(4)	EBITDA(5)	Net Profit(6)	(€)

Reported	(4,254.7)	2,569.6	(2,048.2)	450.3	852.2	264.4	0.73
Restructuring costs	—	—	—	71.1	51.8	60.2	0.17
Commodity hedging(8)	1.4	1.4	—	1.4	1.4	1.0	—
Non-recurring items(9)	—	—	—	—	—	—	—
Comparable(10)	(4,253.3)	2,571.0	(2,048.2)	522.8	905.4	325.6	0.90

(1)                                 Reported COGS refers to cost of goods sold.

(2)                                 Reported Gross Profit refers to gross profit.

(3)                                 Reported Operating Expenses refers to operating expenses.

(4)                                 Reported EBIT refers to operating profit / (loss).

(5)                                 Adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any (refer to page 13).

(6)                                 Reported Net Profit refers to profit / (loss) after tax attributable to owners of the parent.

(7)                                 Reported EPS refers to basic earnings per share.

(8)                                 The Group has entered into certain commodity derivatives transactions in order to mitigate its exposure to commodity price risk. Though these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminium price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

(9)                                 Non-recurring items refer mainly to the audit costs relating to the change of the Group’s proposed parent entity from Coca-Cola Hellenic Bottling Company S.A., a company incorporated under the laws of Greece, to Coca-Cola HBC AG, a company incorporated under the laws of Switzerland, and the proposed listing of Coca-Cola HBC AG on the premium segment of London Stock Exchange plc.

(10)                          Numbers are adjusted to reflect the impact of the early adopted accounting standards. A comparison with the numbers before adjustments is presented on page 14.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) achieved comparable earnings per share of €0.78 in the full year 2012. We delivered on our commitment to grow revenue ahead of volume, whilst continuing to win in the marketplace, despite a very challenging environment.

Reduced disposable income and high unemployment continued to negatively impact consumer demand in most of our markets throughout the year. All of our EU markets experienced consumer confidence levels significantly below the EU average, with the exception of Austria and the Baltics. Among our key markets, the most significant decline in consumer confidence in the year took place in Italy.

In the fourth quarter, unit case volume increased for the second consecutive quarter, achieving 2% growth year on year. This primarily resulted from volume improvements in Russia, Nigeria and Poland. Overall, for the full year 2012, volume was maintained, compared to a 1% decline in 2011.

In both the fourth quarter and the full year 2012, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in most of our markets. More specifically, in the full year, we gained or maintained volume share in the sparkling category in 21 out of 28 markets. In addition, we gained or maintained value share in the total non-alcoholic ready-to-drink market in 23 out of 28 markets.

We continued to grow volume in our key categories, including sparkling beverages, juice, tea, and energy drinks, which fully reflect the priorities we have set for the business. Volume of sparkling beverages increased by 4% in the fourth quarter and was up by 1% year-on-year in 2012. Our sales of trademark Coca-Cola products grew by 5% in the fourth quarter and by 2% in the full year 2012. Brand Coca-Cola grew by 5% in the fourth quarter and by 3% in the full year. Sales volume of Coca-Cola Zero increased by 17% in the fourth quarter and 13% in the full year, registering growth across all of our reporting segments. Sales volume in our ready-to-drink tea category increased by 6% in the quarter and by 4% in the full year, driven by double-digit growth in the emerging markets segment in both periods under review. Our energy drinks business grew by 14% in the fourth quarter and by 7% in the full year, achieving eleven consecutive quarters of volume growth. Volume in our juice category increased by 1% in the fourth quarter and declined by 4% in the full year. Volume in our water category declined by 6% in the fourth quarter and by 4% in the full year 2012.

Both package mix and channel mix are affected by the continuous shift of consumer demand towards organised trade and at-home consumption. Our occasion-based brand, package, price and channel strategy (“OBPPC”) aims to grow net sales revenue per unit case, while addressing affordability. Package mix improved in the water category in both periods under review, in line with our strategy of focusing on immediate consumption packages, as well as the most profitable future consumption packages.

Our revenue growth initiatives, including the continued successful execution of our OBPPC strategy and pricing, enabled us to deliver on our commitment to grow currency neutral net sales revenue per unit case for the sixth consecutive quarter. On a currency neutral basis, net sales revenue per unit case increased by 1% in the fourth quarter, despite an 8% growth in the comparable prior year period, and by 2% in the full year, excluding the impact of Belarus. Including the impact of Belarus, currency neutral net sales revenue per unit case increased by 2% in the quarter and by 3% in the full year.

Currency neutral input costs per unit case, excluding the impact of Belarus, grew by 8% in the quarter driven by higher EU sugar prices. In line with our expectations, currency neutral input costs per unit case, excluding the impact of Belarus, grew by 6% in the full year. Our revenue growth initiatives more than offset total input cost increases in 2012 in absolute terms.

Currency neutral operating expenses per unit case, excluding the impact of Belarus, posted marginal growth in both the fourth quarter and the full year.

In the full year, adverse foreign currency fluctuations resulted in a negative impact of €43 million on operating profit. The vast majority of this impact comes from transactional currency exposures on input costs.

Our comparable EBIT in the fourth quarter declined by €16 million. Comparable EBIT for the full year 2012 declined by 13% to €453 million, mainly due to higher input costs, unfavourable foreign currency fluctuations and higher operating expenses.

As a result of the above, our comparable earnings per share declined by 13% in 2012 to €0.78.

We continue to implement our restructuring initiatives with the aim of sustainably improving operational efficiency, without affecting our ability to grow. As previously announced, we accelerated some of our restructuring plans and brought them forward into 2012. As a result, we incurred a total of €107 million of pre-tax restructuring charges for the full year. The total savings from restructuring initiatives implemented during 2011 and 2012 reached €48 million in the full year 2012. We expect the initiatives undertaken in 2012, to yield approximately €70 million in annualised benefits from 2013 onwards. As the majority of our 2012 restructuring projects were initiated in the last quarter, we expect to be in a position to capture most of the respective benefits during 2013.

On 1 January 2013, Russia, Armenia and the Baltics went live on our SAP Wave 2 platform. Currently, 26 of our countries, representing 92% of total Group revenues, use this common platform. This initiative will be finalised when Nigeria goes live in January 2014. As of the end of 2012, 19 of our countries had been successfully integrated in our Shared Services Centre. We remain focused on increasing efficiency through the standardisation of certain finance and human resources processes through the Shared Services Centre and we plan to integrate more processes over the next 12-18 months. The shared services project also allows us to leverage our investment in SAP.

In the full year 2012, cash generated from working capital reduction was €84 million, mainly driven by improved receivables management. In the fourth quarter of 2012 we registered a free cash outflow of €21 million compared to a free cash inflow of €24 million in the comparable prior year period, mainly due to the reduced profitability this year and the accelerated restructuring initiatives. We generated free cash flow of €341 million for the full year, compared to €427 million in 2011. Our free cash flow generation in the three year period between 2010 and 2012 was 4% below our guidance, reflecting the impact of our decision to accelerate restructuring in 2012.

In the fourth quarter, the combined heat and power (“CHP”) systems installation programme in our bottling operations achieved another milestone.  In October 2012, our Italian operation inaugurated a new CHP quad-generation system at the Oricola bottling plant. The new system reduces the plant’s carbon emissions by 43%.

We remain committed to our social responsibilities in the markets we serve, and we were listed among Europe’s 120 Environment, Social & Governance (“ESG”) leaders by ESG analyst Vigeo.  We are the only beverage company to be included on the Vigeo Europe 120 ESG list. The admission to this index means that we are among the companies with the highest level of assurance on their capacity to integrate universally defined ESG objectives and to master associated risks.

On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic. The transaction is progressing in line with Coca-Cola HBC AG’s most recent announcements and we expect commencement of the acceptance period after publication of Coca-Cola Hellenic’s audited full year 2012 financial statements and completion of the voluntary share exchange offer early in the second quarter of 2013.

Operational Review by Reporting Segment

Established markets

	Q4	Q4%		Full Year	Full Year	%
	2012	2011	Change	2012	2011	Change

Volume (m unit cases)	146.0	154.3	-5%	679.4	713.5	-5%

Net sales revenue (€ m)	581.7	610.2	-5%	2,701.8	2,834.8	-5%

Operating (loss) / profit (EBIT in € m)	-38.1	-17.6	>-100%	92.5	201.4	-54%

Comparable operating profit (Comparable EBIT in € m)	12.6	17.8	-29%	160.0	249.0	-36%

Note: Numbers are adjusted to reflect the impact of the early adopted accounting standards.

•                  Unit case volume in our established markets segment decreased by 5% in the fourth quarter of 2012, following an 8% decline in the comparable prior year period. Weakness in all key categories in Greece and a decline in sparkling beverages in Italy were the key drivers of the volume decline in the established markets segment during the quarter. Unit case volume declined by 5% in the full year, following a 3% decline in the comparable prior year period.

•                  Net sales revenue declined by 5% in the fourth quarter. Lower volume and an unfavourable category mix more than offset the benefits of our revenue growth initiatives and a positive currency translation impact.

•                  Volume in Italy declined by mid single-digits in the fourth quarter, reflecting the increasing weakness in underlying economic and trading conditions. In the full year, volume declined by 4%. Austerity measures are negatively affecting disposable income and unemployment continues to rise.  Coca-Cola Zero remains the main volume driver in this market, with volume increasing by high teens in the quarter. Volume in our water category increased by low single-digits in the quarter, driven by single-serve packages. We expect volatility to continue, particularly in view of the upcoming elections in February and the further one percentage point VAT increase in July.

•                  Volume in Switzerland declined by mid single-digits in the fourth quarter and by 4% in the full year. The overall environment remains unchanged with the strong Swiss Franc versus the Euro, impacting both tourism and consumer shopping habits. Among key categories, Coca-Cola Zero continues to resonate well with consumers, showing mid single-digits growth in the quarter. Package mix improved in the fourth quarter, reflecting the impact of our OBBPC initiatives as well as strong Christmas activation.

•                  Volume in Ireland declined by mid single-digits in the fourth quarter and by 6% in the full year. The sparkling category performed better in the fourth quarter as a result of a high single-digit growth in Coca-Cola Zero. In addition to category development, we continue to focus on driving package mix, which improved in both the quarter and the full year. This improvement was driven by sparkling beverages, and in particular by the 350ml PET packages, as well as the 330ml can.

•                  Volume in Greece declined in the mid-teens in the fourth quarter. In the full year, volume decreased by 14%. The overall environment continued to deteriorate in the fourth quarter. Unemployment rate reached 27% and consumer confidence is the lowest in Europe based on EU Commission data. Sparkling beverages continue to perform better than the overall portfolio with volume declining by high single-digits in the quarter. Looking ahead, the lately approved €13.5 billion austerity package is further affecting disposable income in the country. We remain focused on addressing affordability, while improving efficiency across our operation.

•                  Comparable operating profit in the established markets segment declined to €13 million in the fourth quarter and €160 million in the full year 2012. Lower volume, increased raw material costs and negative category mix more than offset the improvement in price mix and the benefits from our restructuring initiatives, which resulted in lower operating expenses in the fourth quarter, as well as the full year.

Developing markets

	Q4	Q4%		Full Year	Full Year	%
	2012	2011	Change	2012	2011	Change

Volume (m unit cases)	91.3	90.3	1%	393.5	399.7	-2%

Net sales revenue (€ m)	257.5	243.9	6%	1,148.1	1,161.5	-1%

Operating (loss) / profit (EBIT in € m)	-34.9	2.5	n/a	-8.7	58.4	n/a

Comparable operating profit (Comparable EBIT in € m)	-5.1	11.6	n/a	26.8	76.0	-65%

Note: Numbers are adjusted to reflect the impact of the early adopted accounting standards.

•                  Unit case volume in our developing markets segment increased by 1% in the fourth quarter, following a 1% decrease in the comparable prior year period. Unit case volume declined by 2% in the full year 2012, following a 2% increase in the comparable prior year period.

•                  Net sales revenue increased by 6% in the fourth quarter, reflecting the benefits of higher volume, positive price mix and favourable currency translation impact.

•                  Volume in Poland grew by mid single-digits in the fourth quarter, although over the full year it declined by 1%. In line with our strategy, core sparkling beverages were the main volume driver in the quarter, posting a low double-digit increase. Brand Coca-Cola grew by high single-digits, while Coca-Cola Zero, Fanta and Sprite grew by double-digits. This improvement reflects the successful activation during the Christmas period particularly in the organised trade channel.

•                  Volume in the Czech Republic declined by low single-digits in the fourth quarter, mainly due to lower volume in our water category. In the full year 2012, volume declined by 4%. Activation in the organised trade channel and co-operation with key customers, supported a mid single-digit growth in core sparkling beverages. Coca-Cola Zero and Fanta posted double-digit growth in the quarter and Sprite grew by high single-digits. New flavour launches of Monster products, resulted in high single-digit growth in our energy category.

•                  Volume in Hungary declined by mid single-digits in the fourth quarter and by 3% in the full year. Throughout the year, conditions in the country remained challenging, characterized by low consumer confidence and negative economic growth. During the fourth quarter we cycled fully the impact from the introduction of the public health tax in September 2011. As a result, volume in our energy category more than doubled in the fourth quarter. Among sparkling beverages, increased distribution in Coca-Cola Zero contributed to strong double-digit growth. Package mix improved in the quarter in both the sparkling beverages and water categories.

•                  Developing markets posted losses of €5 million at the operating level in the fourth quarter, while for the full year, comparable operating profit stood at €27 million. In the fourth quarter, increased raw material costs, that resulted from higher EU sugar prices more than offset the benefits from our revenue growth initiatives and slightly higher volume.

Emerging markets

	Q4	Q4%		Full Year	Full Year	%
	2012	2011	Change	2012	2011	Change

Volume (m unit cases)	239.6	221.7	8%	1,011.8	974.2	4%

Net sales revenue (€ m)	765.6	670.0	14%	3,194.8	2,828.0	13%

Operating profit (EBIT in € m)	44.6	39.3	13%	253.9	190.5	33%

Comparable operating profit (Comparable EBIT in € m)	48.1	42.1	14%	266.3	197.8	35%

Note: Numbers are adjusted to reflect the impact of the early adopted accounting standards.

•                  Unit case volume in our emerging markets segment grew by 8% in the fourth quarter of 2012, following flat volume performance in the comparable prior year period. Unit case volume was 4% higher in the full year of 2012, following a 1% decline in the comparable prior year period.

•                  Net sales revenue grew by 14% in the fourth quarter, benefitting from higher volume, the positive impact of our revenue growth initiatives, as well as favourable currency translation impact.

•                  Volume in Russia grew by mid-teens in the fourth quarter, following a mid single-digit increase in the comparable prior year period. In the full year, volume increased by 10%. Once again, volume increased across all key categories in the fourth quarter, resulting in market share gains in both sparkling beverages and total NARTD. Strong activation during the Christmas period, executed across the country and continuous benefits from increased distribution of our 1.5L PET package in the sparkling category resulted in a 21% increase in the volume of core sparkling beverages. Brand Coca-Cola grew by 21% marking the ninth consecutive quarter of volume and share expansion. Similarly, Fanta grew by 28% and Sprite by 19%. In our tea category, volume grew by 44% during the fourth quarter, outperforming competition. Juice volume increased by 21%, with strong growth in both Dobry and Rich.

•                  Volume in Nigeria grew by high single-digits in the fourth quarter, following a mid single-digit decline in the corresponding period last year. Volume decreased by 2% in the full year 2012. Volume improvement in the fourth quarter was driven by sparkling beverages and particularly brand Coca-Cola that grew by low-teens. Volume in our water category grew by high single-digits, reflecting the increasing availability and the positive impact of the launch of our new lighter 1.5L PET bottle. Our strategy in the country remains focused on increasing availability and expanding distribution coverage of our core products.

•                  Volume in Romania posted marginal growth in the fourth quarter, and increased by 1% in the full year. Coca-Cola grew by low double-digits in the quarter and Coca-Cola Zero posted strong double-digits growth. Strong activation during the key Christmas period and the continuous benefits from our OBPPC initiatives resulted in improved package mix, driven by single-serve packages in the sparkling category. Volume in our tea category increased marginally, benefiting from the recent launch of Nestea Plum.

•                  Volume in Ukraine decreased by low single-digits in the fourth quarter driven by the performance of our water category. Sparkling beverages grew by low double-digits, driven by a mid-teens growth in Coca-Cola and a high single-digit growth in Fanta. This reflects the positive impact of our display building program and seasonal activation. In the full year, the total sparking beverages market declined in the mid-teens while we managed to keep the volume decline at 6%.

•                  Comparable operating profit in the emerging markets segment increased by 14% in the fourth quarter and by 35% in the full year 2012. In the fourth quarter, higher volume, better category mix and the benefits of our revenue growth initiatives were only partially offset by higher operating expenses, and the negative impact of increased raw material costs.

Business Outlook

In 2013, we anticipate a challenging macroeconomic environment, particularly in our established markets. Austerity measures are expected to continue to affect disposable income and unemployment is still on the rise in most of our countries, reaching an all-time high of 11.7% in the Eurozone in December 2012.

Our strategic priorities to strengthen our business remain unchanged. We are focused on winning in the marketplace while growing currency neutral revenue per unit case through OBPPC-driven initiatives. Such initiatives allow us to balance price and package decisions with affordability considerations, thereby remaining relevant to consumers. We are confident that this is the right strategy to drive sustainable profitable volume and revenue growth.

We expect currency neutral revenue per unit case in 2013 to continue to grow year-on-year, albeit at a slower pace.

In 2013, we expect currency neutral input costs per case to increase by low single-digits, driven by EU sugar, PET resin, and aluminium.

We continue to pursue further opportunities to sustainably improve operational efficiencies. In this respect, we have identified additional restructuring initiatives. We expect to incur costs of approximately €50 million from restructuring initiatives in 2013 that are expected to yield €30 million in annualised benefits from 2014 onwards. We expect the initiatives already taken in 2012 and those that we will take in 2013 to yield approximately €65 million in total benefits in 2013.

Based on current spot rates, we expect a negative impact from currency fluctuations in 2013, albeit lower than 2012.

We expect our comparable effective tax rate for the mid-term to range between 23-25%.

Our emphasis on free cash flow generation and tight working capital management continues. We today announce a free cash flow target for the three year period ending 31 December 2015 of €1.3 billion, in line with our macroeconomic and input cost assumptions set out above. This target supersedes all prior years’ free cash flow guidance in its entirety completely. Our annual net capital expenditure is expected to range between 5.5% and 6.5% of net sales revenue over the mid-term.

We will continue to plan and invest for the long term. Our geographic footprint offers ample scope for growth and we are convinced that we are pursuing the right strategy to grow in a sustainable and profitable way and win at the point of sale. We will continue to capture the benefits of our revenue growth management strategy, improve operating efficiencies by focusing on cost leadership, and strengthen our free cash flow to create value for our shareholders.

Group Financial Review

	Fourth quarter
Selected income statement and other items(3)	2012 € million	2011 € million	% Change
Volume (m unit cases)	476.9	466.3	2%
Net sales revenue	1,604.8	1,524.1	5%
Cost of goods sold	(1,051.4)	(980.1)	7%
Comparable cost of goods sold(1)	(1,049.9)	(979.3)	7%
Gross profit	553.4	544.0	2%
Comparable gross profit(1)	554.9	544.8	2%
Operating expenses	(499.9)	(473.3)	6%
Comparable operating expenses	(499.3)	(473.3)	5%
Operating (loss) / profit (EBIT)	(28.4)	24.2	n/a
Comparable operating profit (EBIT)(1)	55.6	71.5	-22%
Adjusted EBITDA(1)	100.4	141.0	-29%
Comparable adjusted EBITDA(1)	152.3	170.5	-11%
Total net finance costs	(22.3)	(30.3)	-26%
Tax	7.0	(2.9)	n/a
Loss after tax attributable to owners of the parent	(45.8)	(11.6)	>100%
Comparable profit after tax attributable to owners of the parent(1)	22.3	28.7	-22%
Basic earnings per share (€)	(0.13)	(0.03)	>100%
Comparable basic earnings per share (€)(1)	0.06	0.08	-25%
Net cash from operating activities	101.1	135.2	-25%
Free cash flow(2)	(21.0)	23.9	n/a
Capital expenditure(2)	(122.1)	(111.3)	10%

	Full Year
Selected income statement and other items(3)	2012 € million	2011 € million	% Change
Volume (m unit cases)	2,084.7	2,087.4	—
Net sales revenue	7,044.7	6,824.3	3%
Cost of goods sold	(4,522.2)	(4,254.7)	6%
Comparable cost of goods sold(1)	(4,517.7)	(4,253.3)	6%
Gross profit	2,522.5	2,569.6	-2%
Comparable gross profit(1)	2,527.0	2,571.0	-2%
Operating expenses	(2,078.1)	(2,048.2)	1%
Comparable operating expenses	(2,073.9)	(2,048.2)	1%
Operating profit (EBIT)	337.7	450.3	-25%
Comparable operating profit (comparable EBIT)(1)	453.1	522.8	-13%
Adjusted EBITDA(2)	757.6	852.2	-11%
Comparable adjusted EBITDA(1)	838.8	905.4	-7%
Total net finance costs	(90.7)	(95.2)	-5%
Tax	(65.2)	(98.8)	-34%
Profit after tax attributable to owners of the parent	190.4	264.4	-28%
Comparable profit after tax attributable to owners of the parent(1)	285.5	325.6	-12%
Basic earnings per share (€)	0.52	0.73	-29%
Comparable basic earnings per share (€)(1)	0.78	0.90	-13%
Net cash from operating activities	753.6	828.3	-9%
Free cash flow(2)	341.3	427.3	-20%
Capital expenditure(2)	(412.3)	(401.1)	3%

(1)         Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section on page 3.

(2)         Refer to ‘Supplementary Information’ section on page 13.

(3)         Numbers are adjusted to reflect the impact of the early adopted accounting standards. A comparison with the numbers before adjustments is presented on page 14.

Net sales revenue

Net sales revenue per unit case increased by 3% during the year and the fourth quarter of 2012 on a reported basis. On a currency neutral basis, net sales revenue per unit case increased by 3% in 2012 and 2% in the fourth quarter. For the fourth quarter and on a currency neutral basis, net sales revenue per unit case remained flat in the established and developing markets and increased by approximately by 4% in the emerging markets.

Cost of goods sold

Comparable cost of goods sold increased by 6% during the year and 7% in the fourth quarter of 2012. Comparable cost of goods sold per unit case increased by 6% during the year and 5% during the fourth quarter of 2012, compared to the respective prior year periods, mainly reflecting higher commodity costs, especially EU sugar prices and the accelerated growth of our sparkling and tea categories.

Gross profit

Comparable gross profit margins decreased from 37.7% in 2011 to 35.9% in 2012 and from 35.7% in the fourth quarter of 2011 to 34.6% in the fourth quarter of 2012. On a per unit case basis, comparable gross profit decreased by approximately 2% during 2012 and remained flat in the fourth quarter of 2012, compared to the respective prior year periods. On a currency neutral basis, comparable gross profit per unit case also decreased by 2% during the year and increased 1% in the fourth quarter of 2012, compared to the respective prior year periods.

Operating expenses

Comparable operating expenses on a currency neutral basis increased by 1% during the year and by 3% in the fourth quarter of 2012, in each case versus the respective prior year periods, as increased sales, administration, warehouse and distribution expenses only partially offset the lower marketing expenses.

Operating profit

Comparable operating profit decreased from €523 million in 2011 to €453 in the full year of 2012, due to increased raw materials costs, unfavourable foreign currency fluctuations and higher operating expenses. Comparable operating profit decreased from €72 million in the fourth quarter of 2011 to €56 million in the fourth quarter of 2012. Our comparable operating margin decreased from 7.7% in 2011 to 6.4% in 2012 and from 4.7% in the fourth quarter of 2011 to 3.5% in the fourth quarter of 2012.

Total net finance costs

Total net finance costs, decreased by €4.5 million during 2012 and by €8 million during the fourth quarter of 2012, compared to the same periods of the prior year.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for 2012 was approximately 23% compared to 25% in the prior year period. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Profit after tax attributable to owners of the parent

On a comparable basis, profit after tax attributable to owners of the parent was €285 million in 2012, compared to profit after tax attributable to owners of the parent of €326 million in prior year, driven mainly by the decreased operating profit. In the fourth quarter of 2012, comparable profit after tax attributable to owners of the parent was €22 million, compared to €29 million in the prior year period, as the decrease in operating profit was partially offset by improved finance costs and taxes.

Net cash from operating activities

Net cash from operating activities was €754 million in 2012 versus €828 million in the prior year period. Cash outflow from operating activities net of capital expenditure was €21 million in the fourth quarter of 2012, compared to a cash inflow of €24 million in the respective prior year period.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €412 million in 2012, compared to €401 million in the respective prior year period.

Supplementary Information

The financial measures Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated financial statements:

	Fourth quarter
	2012 € million	2011 € million
Profit after tax	(45.2)	(10.5)
Tax charged to the income statement	(7.0)	2.9
Total finance costs, net	22.3	30.3
Share of results of equity method investments	1.5	1.5
Operating (loss) / profit (EBIT)	(28.4)	24.2
Depreciation of property, plant and equipment	124.6	114.4
Amortisation of intangible assets	0.6	0.6
Employee share options	1.3	1.9
Other non-cash items	2.3	(0.1)
Adjusted EBITDA	100.4	141.0
Losses on disposal of non-current assets	4.8	3.6
Decrease in working capital	18.7	22.1
Tax paid	(22.8)	(31.5)
Net cash from operating activities	101.1	135.2

Payments for purchases of property, plant and equipment	(120.5)	(107.6)
Principal repayments of finance lease obligations	(4.2)	(9.4)
Proceeds from sale of property, plant and equipment	2.6	5.7
Capital expenditure	(122.1)	(111.3)

Net cash from operating activities	101.1	135.2
Capital expenditure	(122.1)	(111.3)
Free cash flow	(21.0)	23.9

	Full Year
	2012 € million	2011 € million
Profit after tax	193.4	265.7
Tax charged to the income statement	65.2	98.8
Total finance costs, net	90.7	95.2
Share of results of equity method investments	(11.6)	(9.4)
Operating profit (EBIT)	337.7	450.3
Depreciation of property, plant and equipment	408.3	389.3
Amortisation to intangible assets	3.0	3.2
Employee share options	6.3	8.1
Other non-cash items	2.3	1.3
Adjusted EBITDA	757.6	852.2
Losses on disposal of non-current assets	6.9	3.2
Decrease in working capital	84.1	61.3
Tax paid	(95.0)	(88.4)
Net cash from operating activities	753.6	828.3

Payments for purchases of property, plant and equipment	(395.5)	(363.9)
Principal repayments of finance lease obligations	(21.8)	(48.1)
Proceeds from sale of property, plant and equipment	5.0	10.9
Capital Expenditure	(412.3)	(401.1)

Net cash from operating activities	753.6	828.3
Capital expenditure	(412.3)	(401.1)
Free cash flow	341.3	427.2

Impact of adjustments from newly adopted accounting standards

In 2012, the Group determined that it would early adopt IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits (refer to note 1 of the condensed consolidated financial statements for more information). As a result of the early adoption of the above standards, certain adjustments were made to the condensed financial statements retrospectively. The following table presents a comparison of selected income statement items and other items before and after these adjustments as well as the impact of the adjustments:

	Fourth quarter
	As adjusted for newly adopted standards			Unadjusted
Selected income statement and other items (1)	2012	2011	%	2012	2011	%
Volume (m unit cases)	476.9	466.3	2%	476.1	465.4	2%
Net sales revenues	1,604.8	1,524.1	5%	1,609.9	1,528.8	5%
Cost of goods sold	(1,051.4)	(980.1)	7%	(1,055.3)	(983.0)	7%
Comparable cost of goods sold	(1,049.9)	(979.3)	7%	(1,053.8)	(982.2)	7%
Gross profit	553.4	544.0	2%	554.6	545.8	2%
Comparable gross profit	554.9	544.8	2%	556.1	546.6	2%
Operating expenses	(499.9)	(473.3)	6%	(503.9)	(473.6)	6%
Comparable operating expenses	(499.3)	(473.3)	5%	(503.3)	(473.6)	6%
Operating (loss) / profit (EBIT)	(28.4)	24.2	n/a	(30.8)	25.3	n/a
Comparable EBIT	55.6	71.5	-22%	53.2	73.0	-27%
Adjusted EBITDA	100.4	141.0	-29%	100.7	144.6	-30%
Comparable adjusted EBITDA	152.3	170.5	-11%	147.1	174.5	-16%
Total finance costs, net	(22.3)	(30.3)	-26%	(22.3)	(30.1)	-26%
Tax	7.0	(2.9)	n/a	7.5	(4.7)	n/a
Loss after tax attributable to owners of the parent	(45.8)	(11.6)	>100%	(45.7)	(11.8)	>100%
Comparable Profit after tax	22.3	28.7	-22%	22.3	28.8	-23%
Basic earnings per share (€)	(0.13)	(0.03)	>100%	(0.13)	(0.03)	>100%
Comparable basic earnings per share (€)	0.06	0.08	-25%	0.06	0.08	-25%
Net cash from operating activities	101.1	135.2	-25%	98.9	134.9	-27%
Free cash flow	(21.0)	23.9	n/a	(23.9)	21.6	n/a
Capital expenditure	(122.1)	(111.3)	10%	(122.8)	(113.3)	8%

	Full Year
	As adjusted for newly adopted standards			Unadjusted
Selected Income Statement and Other items (1)	2012	2011	%	2012	2011	%
Volume (m unit cases)	2,084.7	2,087.4	—	2,080.6	2,083.4	—
Net sales revenues	7,044.7	6,824.3	3%	7,078.3	6,854.3	3%
Cost of goods sold	(4,522.2)	(4,254.7)	6%	(4,531.6)	(4,258.8)	6%
Comparable cost of goods sold	(4,517.7)	(4,253.3)	6%	(4,527.1)	(4,257.4)	6%
Gross profit	2,522.5	2,569.6	-2%	2,546.7	2,595.5	-2%
Comparable gross profit	2,527.0	2,571.0	-2%	2,551.2	2,596.9	-2%
Operating expenses	(2,078.1)	(2,048.2)	1%	(2,090.2)	(2,055.6)	2%
Comparable operating expenses	(2,073.9)	(2,048.2)	1%	(2,086.0)	(2,055.6)	1%
Operating profit (EBIT)	337.7	450.3	-25%	350.1	468.4	-25%
Comparable EBIT	453.1	522.8	-13%	465.5	541.3	-14%
Adjusted EBITDA	757.6	852.2	-11%	776.2	876.7	-11%
Comparable adjusted EBITDA	838.8	905.4	-7%	852.0	930.3	-8%
Total finance costs, net	(90.7)	(95.2)	-5%	(90.7)	(94.1)	-4%
Tax	(65.2)	(98.8)	-34%	(66.7)	(102.7)	-35%
Profit after tax attributable to owners of the parent	190.4	264.4	-28%	192.0	268.9	-29%
Comparable Profit after tax	285.5	325.6	-12%	287.0	330.4	-13%
Basic earnings per share (€)	0.52	0.73	-29%	0.53	0.74	-28%
Comparable basic earnings per share (€)	0.78	0.90	-13%	0.79	0.91	-13%
Net cash from operating activities	753.6	828.3	-9%	774.2	845.7	-8%
Free cash flow	341.3	427.2	-20%	356.9	437.7	-18%
Capital expenditure	(412.3)	(401.1)	3%	(417.3)	(408.0)	2%

(1)  Refer to Reconciliation of Reported to Comparable Indicators’’ section on page 3.

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, ready to drink tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange plc (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the full year 2012 financial results on 14 February 2013 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com/investorrelations/webcasts).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email : eri.tziveli@cchellenic.com

International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +30 210 618 3335 / +44 20 7251 3801 email:guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2012 € million	As at 31 December 2011(1) € million
Assets
Intangible assets	4	1,944.6	1,935.4
Property, plant and equipment	4	3,041.4	2,998.1
Other non-current assets		293.3	294.9
Total non-current assets		5,279.3	5,228.4

Inventories		458.0	447.7
Trade and other receivables		1,073.7	1,120.0
Cash and cash equivalents	5	439.1	447.4
Total current assets		1,970.8	2,015.1
Total assets		7,250.1	7,243.5

Liabilities
Short-term borrowings	5	555.0	321.5
Other current liabilities		1,667.3	1.589.6
Total current liabilities		2,222.3	1,911.1

Long-term borrowings	5	1,604.7	1,939.8
Other non-current liabilities		416.6	472.4
Total non-current liabilities		2,021.3	2,412.2
Total liabilities		4,243.6	4,323.3

Equity
Owners of the parent		2,988.7	2,904.4
Non-controlling interests		17.8	15.8
Total equity		3,006.5	2,920.2
Total equity and liabilities		7,250.1	7,243.5

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated income statement (unaudited)

	Note	Year ended 31 December 2012 € million	Year ended 31 December 2011(1) € million
Net sales revenue	3	7,044.7	6,824.3
Cost of goods sold		(4,522.2)	(4,254.7)
Gross profit		2,522.5	2,569.6

Operating expenses		(2,078.1)	(2,048.2)
Restructuring costs	6	(106.7)	(71.1)
Operating profit	3	337.7	450.3

Finance income		10.4	8.7
Finance costs		(98.0)	(96.1)
Loss on net monetary position		(3.1)	(7.8)
Total finance costs, net	7	(90.7)	(95.2)
Share of results of equity method investments		11.6	9.4
Profit before tax		258.6	364.5

Tax	8	(65.2)	(98.8)
Profit after tax		193.4	265.7

Attributable to:
Owners of the parent		190.4	264.4
Non-controlling interests		3.0	1.3
		193.4	265.7

Basic and diluted earnings per share (€)	9	0.52	0.73

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

Condensed consolidated statement of comprehensive income (unaudited)

	Year ended 31 December 2012 € million	Year ended 31 December 2011(1) € million
Profit after tax for the period	193.4	265.7

Other comprehensive income :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.4)
Cash flow hedges:
Amounts of (losses) / gains during the period	(22.9)	5.3
Amounts of losses reclassified to profit and loss for the period	9.5	3.1
Foreign currency translation	32.4	(54.4)
Share of other comprehensive income of equity method investments	(0.8)	(0.6)
Income tax relating to items that may be subsequently reclassified to income statement	2.9	(2.6)
	21.3	(49.6)
Items that will not be subsequently reclassified to income statement:
Actuarial losses	(15.2)	(27.7)
Income tax relating to items that will not be subsequently reclassified to income statement	2.6	5.7
	(12.6)	(22.0)
Other comprehensive income for the period, net of tax	8.7	(71.6)
Total comprehensive income for the period	202.1	194.1

Total comprehensive income attributable to:
Owners of the parent	199.1	187.8
Non-controlling interests	3.0	6.3
	202.1	194.1

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

Condensed consolidated income statement (unaudited)

	Note	Three months to 31 December 2012 € million	Three months to 31 December 2011(1) € million
Net sales revenue	3	1,604.8	1,524.1
Cost of goods sold		(1,051.4)	(980.1)
Gross profit		553.4	544.0

Operating expenses		(499.9)	(473.3)
Restructuring costs	6	(81.9)	(46.5)
Operating profit	3	(28.4)	24.2

Finance income		4.3	3.3
Finance costs		(26.0)	(25.8)
Loss on net monetary position		(0.6)	(7.8)
Total finance costs, net	7	(22.3)	(30.3)
Share of results of equity method investments		(1.5)	(1.5)
Loss before tax		(52.2)	(7.6)

Tax	8	7.0	(2.9)
Loss after tax		(45.2)	(10.5)

Attributable to:
Owners of the parent		(45.8)	(11.6)
Non-controlling interests		0.6	1.1
		(45.2)	(10.5)

Basic and diluted earnings per share (€)	9	(0.13)	(0.03)

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

Condensed consolidated statement of comprehensive income (unaudited)

	Three months to 31 December 2012 € million	Three months to 31 December 2011(1) € million
Loss after tax for the period	(45.2)	(10.5)

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Cash flow hedges:
Amounts of losses during the period	(7.8)	(6.6)
Amounts of losses / (gains) reclassified to profit and loss for the period	4.2	(5.4)
Foreign currency translation	(14.9)	50.5
Share of other comprehensive income of equity method investments	(0.2)	0.2
Income tax relating to items that may be subsequently reclassified to income statement	0.2	1.2
	(18.5)	39.9
Items that will not be subsequently reclassified to income statement:
Actuarial gains	24.1	8.1
Income tax relating to items that will not be subsequently reclassified to income statement	(5.2)	(1.5)
	18.9	6.6
Other comprehensive income for the period, net of tax	0.4	46.5
Total comprehensive income for the period	(44.8)	36.0

Total comprehensive income attributable to:
Owners of the parent	(45.4)	34.9
Non-controlling interests	0.6	1.1
	(44.8)	36.0

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

Condensed consolidated statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Changes in accounting policy (Note 1)	—	—	—	(1.8)	(9.0)	4.2	(6.6)	(23.1)	(29.7)
Balance as at 1 January 2011 (adjusted)	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controllong interests	—	—	—	(8.7)	—	(37.7)	(46.4)	(71.5)	(117.9)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(5.8)	(5.8)
	549.8	569.2	(55.5)	(139.7)	374.6	1,418.2	2,716.6	9.5	2,726.1
Profit for the year net of tax	—	—	—	—	—	264.4	264.4	1.3	265.7
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(22.0)	(76.6)	5.0	(71.6)
Total comprehensive income for the year, net of tax(1)	—	—	—	(60.0)	5.4	242.4	187.8	6.3	194.1
Balance as at 31 December 2011	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2

(1)

The amount included in the exchange equalisation reserve of €60.0 million loss for 2011 represents the exchange losses attributed to the owners of the parent of €59.4 million plus the share of equity method investments of €0.6 million loss.

The amount included in other reserves of €5.4 million gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4 million, representing revaluation losses for the year, cash flow hedges gain of €8.4 million (of which €5.3 million represents revaluation gains for the year and €3.1 million represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax loss of €2.6 million.

The amount of €242.4 million profit comprises of profit for the year of €264.4 million less actuarial losses of €27.7 million plus deferred income tax credit of €5.7 million.

The amount of €6.3 million gain included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0 million gain and in the retained earnings of €1.3 million income.

Condensed consolidated statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012 Adjusted	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	6.3	—	6.3	—	6.3
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Hyperinflation impact	—	—	—	—	—	4.2	4.2	—	4.2
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Share of changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)
	370.2	569.3	(54.3)	(199.7)	386.9	1,717.2	2,789.6	14.8	2,804.4
Profit for the period net of tax	—	—	—	—	—	190.4	190.4	3.0	193.4
Other comprehensive income for the year, net of tax	—	—	—	31.6	(10.3)	(12.6)	8.7	—	8.7
Total comprehensive income for the year net of tax(2)	—	—	—	31.6	(10.3)	177.8	199.1	3.0	202.1
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(2)

The amount included in the exchange equalisation reserve of €31.6 million gain for 2012 represents the exchange gains attributed to the owners of the parent of €32.4 million plus the share of equity method investments of €0.8 million loss.

The amount included in other reserves of €10.3 million loss for 2012 consists of gains on valuation of available-for-sale financial assets of €0.2 million, representing revaluation losses for the year, cash flow hedges loss of €13.4 million (of which €22.9 million represents revaluation losses for the year and €9.5 million represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax gain of €2.9 million.

The amount of €177.8 million profit comprises of profit for the year of €190.4 million less actuarial losses of €15.2 million plus deferred income tax credit of €2.6 million.

The amount of €3.0 million gain included in non-controlling interests for 2012 represents the share of non-controlling interests in the retained earnings.

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2012 € million	Year ended 31 December 2011(1) € million
Operating activities
Profit after tax		193.4	265.7
Total finance costs, net	7	90.7	95.2
Share of results of equity method investments		(11.6)	(9.4)
Tax charged to the income statement		65.2	98.8
Depreciation and impairment of property, plant and equipment	4	408.3	389.3
Employee share options		6.3	8.1
Amortisation of intangible assets	4	3.0	3.2
Other non-cash items		2.3	1.3
		757.6	852.2

Losses on disposal of non-current assets		6.9	3.2
(Increase) / Decrease in inventories		(10.4)	15.3
Decrease / (increase) in trade and other receivables		67.2	(0.8)
Increase in trade and other payables		27.3	46.8
Tax paid		(95.0)	(88.4)
Net cash from operating activities		753.6	828.3
Investing activities
Payments for purchases of property, plant and equipment		(395.5)	(363.9)
Proceeds from sales of property, plant and equipment		5.0	10.9
Net payments for investments		(21.1)	(38.1)
Interest received		7.9	8.7
Net receipts from disposal of subsidiary	17	—	13.1
Net payments for acquisition of joint venture	17	—	(2.5)
Net cash used in investing activities		(403.7)	(371.8)
Financing activities
Return of capital to shareholders		(123.4)	(181.5)
Payment of expenses relating to share capital increase		—	(6.0)
Purchase of shares held by non-controlling interests	11	(13.9)	(74.2)
Proceeds from shares issued to employees exercising stock options		0.1	4.7
Dividends paid		(1.0)	(5.8)
Proceeds from external borrowings		1,088.2	1,493.7
Repayments of external borrowings		(1,186.2)	(1,383.7)
Principal repayments of finance lease obligations		(21.8)	(48.1)
Interest paid		(100.5)	(108.9)
Net cash used in financing activities		(358.5)	(309.8)

(Decrease) / increase in cash and cash equivalents		(8.6)	146.7
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		447.4	306.7
(Decrease) / increase in cash and cash equivalents		(8.6)	146.7
Effect of changes in exchange rates		0.9	1.6
Hyperinflation impact on cash		(0.6)	(7.6)

Cash and cash equivalents at 31 December		439.1	447.4

(1) Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in Note 1.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Group”) are consistent with those used in the annual financial statements for the year ended 31 December 2011, except for:

a)             The adoption, as of 1 January 2012, of the revision to International Financial Reporting Standard (“IFRS”) 7 Financial Instrument Disclosures — disclosures on transfers of financial assets. The adoption of this revised accounting standard did not have a significant impact on the current or prior periods.

b)             Changes in accounting policies and disclosures:

The Group has early adopted IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosures of Interests in Other Entities and consequential amendments to IAS 28 Investments in Associates and Joint Venture’ and IAS 27 Separate Financial Statement. The Group assessed that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

At the same time, the Group has early adopted IFRS 11 Joint Arrangements. This resulted in the Group changing its accounting policy for its interest in joint arrangements.  Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for using the equity method and interests’ in joint operations are accounted for by recognizing the group’s share of assets, liabilities, revenues and expenses. The group has assessed the nature of its joint arrangements and classified them as either joint operations or joint ventures.

In addition, the Group has early adopted the revised IAS 19 Employee Benefits. This resulted in the Group changing its accounting policy for defined benefit plans.  Under the revised IAS 19, past service costs are recognized immediately in the income statement and the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation.

The Group has also early adopted the IAS 1 Presentation of Items of Other Comprehensive income - Amendments to IAS 1 Presentation of Financial Statements. The amendments change the grouping of items presented in other comprehensive income between items that may be reclassified to the income statement at a future point in time and those that will not be reclassified.

The Group has applied the above mentioned changes in accounting policies at the beginning of the earliest period presented. The impact from the adoption of IFRS 11 and IAS 19 revised is presented in the tables below:

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Impact of change in accounting policies on condensed

consolidated balance sheet (unaudited)

	As at 31 December 2012 (before	Change in accounting policy		As at 31 December 2012 (as	As at 31 December 2011 (as previously	Change in accounting policy		As at 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(adjusted)
Assets
Total non-current assets	5,212.5	67.2	(0.4)	5,279.3	5,185.1	43.3	—	5,228.4
Total current assets	1,980.7	(9.9)	—	1,970.8	2,050.0	(34.9)	—	2,015.1
Total assets	7,193.2	57.3	(0.4)	7,250.1	7,235.1	8.4	—	7,243.5

Liabilities
Total current liabilities	2,238.3	(16.0)	—	2,222.3	1,921.4	(10.3)	—	1,911.1
Total non-current liabilities	1,956.0	67.0	(1.7)	2,021.3	2,400.5	11.3	0.4	2,412.2
Total liabilities	4,194.3	51.0	(1.7)	4,243.6	4,321.9	1.0	0.4	4,323.3

Total equity	2,998.9	6.2	1.4	3,006.5	2,913.2	7.4	(0.4)	2,920.2
Total equity and liabilities	7,193.2	57.2	(0.3)	7,250.1	7,235.1	8.4	—	7,243.5

The impact to total equity as at 1 January 2011 from the adoption of IFRS 11 and IAS 19 revised was a reduction to total equity of €29.2 million and €0.5 million, respectively.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Impact of change in accounting policies on condensed consolidated income statement (unaudited)

	As at 31 December 2012 (before	Change in accounting policy		As at 31 December 2012 (as	As at 31 December 2011 (as previously	Change in accounting policy		As at 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(adjusted)

Gross profit	2,546.7	(24.1)	(0.1)	2,522.5	2,595.5	(25.1)	(0.8)	2,569.6
Operating profit	350.1	(11.8)	(0.6)	337.7	468.4	(14.2)	(3.9)	450.3
Profit before tax	261.8	(2.6)	(0.6)	258.6	375.5	(7.1)	(3.9)	364.5
Profit after tax	195.1	(1.3)	(0.4)	193.4	272.8	(3.9)	(3.2)	265.7

Basic and diluted earnings per share (€)	0.53	(0.01)	—	0.52	0.74	(0.01)		0.73

Other comprehensive income for the period, net of tax	6.6	—	2.1	8.7	(74.9)	—	3.3	(71.6)
Total comprehensive income for the period	201.7	(1.3)	1.7	202.1	197.9	(3.9)	0.1	194.1

	Three months ended 31 December 2012(before	Change in accounting policy		Three months ended 31 December 2012 (as	Three months ended 31 December 2011 (previously	Change in accounting policy		Three months ended 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(adjusted)

Gross profit	554.6	(1.5)	0.3	553.4	545.8	(1.6)	(0.2)	544.0
Operating profit	(30.8)	1.1	1.3	(28.4)	25.3	(0.1)	(1.0)	24.2
Loss before tax	(52.6)	(0.9)	1.3	(52.2)	(5.8)	(0.8)	(1.0)	(7.6)
Loss after tax	(45.2)	(1.1)	1.1	(45.2)	(10.5)	0.8	(0.8)	(10.5)

Basic and diluted earnings per share (€)	(0.13)	—	—	(0.13)	(0.03)	—	—	(0.03)

Other comprehensive income for the period, net of tax	(0.2)	—	0.6	0.4	45.7	—	0.8	46.5
Total comprehensive income for the period	(45.4)	(1.1)	1.7	(44.8)	35.2	0.8	—	36.0

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Impact of change in accounting policies on condensed consolidated cash flow statement (unaudited)

	Year ended 31 December 2012 (before	Change in accounting policy		Year ended 31 December 2012 (as	Year ended 31 December 2011 (previously	Change in accounting policy		Year ended 31 December 2011
	adjustments)	IFRS 11	IAS 19	presented)	stated)	IFRS 11	IAS 19	(Adjusted)

Net cash from operating activities	774.2	(20.6)	—	753.6	845.7	(17.4)	—	828.3
Net cash used in investing activities	(390.6)	(13.1)	—	(403.7)	(336.4)	(35.4)	—	(371.8)
Net cash used in financing activities	(413.3)	54.8		(358.5)	(353.3)	43.5	—	(309.8)

(Decrease) / Increase in cash and cash equivalents	(29.7)	21.1	—	(8.6)	156.0	(9.3)	—	146.7

Basis of preparation

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no significant impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2011 annual financial statements which include a full description of the Group’s accounting policies, as well as the change in accounting policies above.

These condensed consolidated financial statements were approved for issue by the Board of Directors on 12  February 2013.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 7.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the year ended		Closing as at
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
US dollar	1.29	1.40	1.33	1.31
UK sterling	0.81	0.87	0.82	0.83
Polish zloty	4.18	4.12	4.09	4.40
Nigerian naira	200.65	212.90	206.72	204.79
Hungarian forint	288.38	279.76	291.50	306.54
Swiss franc	1.21	1.23	1.21	1.22
Russian Rouble	39.84	41.04	40.42	41.27
Romanian leu	4.46	4.23	4.43	4.30
Serbian dinar	113.08	101.99	113.46	102.65
Czech koruna	25.15	24.65	25.08	25.75
Ukrainian hryvnia	10.28	11.11	10.57	10.44

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Year ended
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
Volume in unit cases(1) (million)
Established countries	146.0	154.3	679.4	713.5
Developing countries	91.3	90.3	393.5	399.7
Emerging countries	239.6	221.7	1,011.8	974.2
Total volume	476.9	466.3	2,084.7	2,087.4
Net sales revenue (€ million)
Established countries	581.7	610.2	2,701.8	2,834.8
Developing countries	257.5	243.9	1,148.1	1,161.5
Emerging countries	765.6	670.0	3,194.8	2,828.0
Total net sales revenue	1,604.8	1,524.1	7,044.7	6,824.3
Adjusted EBITDA(2) (€ million)
Established countries	4.4	28.7	231.9	343.2
Developing countries	2.2	27.4	76.5	141.1
Emerging countries	93.8	84.9	449.2	367.9
Total adjusted EBITDA	100.4	141.0	757.6	852.2
Depreciation and impairment of property, plant and equipment (€ million)
Established countries	(41.6)	(45.5)	(136.3)	(137.7)
Developing countries	(36.6)	(24.5)	(83.4)	(80.4)
Emerging countries	(46.4)	(44.4)	(188.6)	(171.2)
Total Depreciation and impairment of property, plant and equipment	(124.6)	(114.4)	(408.3)	(389.3)

(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2) We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis (continued)

	Three months ended		Year ended
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
Amortisation of intangible assets (€ million)
Established countries	(0.1)	(0.1)	(0.6)	(0.8)
Developing countries	—	(0.1)	(0.3)	(0.4)
Emerging countries	(0.5)	(0.4)	(2.1)	(2.0)
Total amortisation of intangible assets	(0.6)	(0.6)	(3.0)	(3.2)
Other non-cash items(€ million)
Established countries	(0.8)	(0.7)	(2.5)	(3.3)
Developing countries	(0.5)	(0.3)	(1.5)	(1.9)
Emerging countries	(2.3)	(0.8)	(4.6)	(4.2)
Total other non-cash items	(3.6)	(1.8)	(8.6)	(9.4)
Operating profit (€ million)
Established countries	(38.1)	(17.6)	92.5	201.4
Developing countries	(34.9)	2.5	(8.7)	58.4
Emerging countries	44.6	39.3	253.9	190.5
Total operating profit	(28.4)	24.2	337.7	450.3
Reconciling items (€ million)
Finance costs, net	(22.3)	(30.3)	(90.7)	(95.2)
Share of results of equity method investments	(1.5)	(1.5)	11.6	9.4
Tax	7.0	(2.9)	(65.2)	(98.8)
Non-controlling interests	(0.6)	(1.1)	(3.0)	(1.3)
Profit after tax attributable to owners of the parent	(45.8)	(11.6)	190.4	264.4

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2012	2,998.1	1,935.4
Additions	468.4	—
Disposals	(28.9)	—
Classified to assets held for sale	(9.4)	—
Depreciation, impairment and amortisation	(408.3)	(3.0)
Foreign exchange differences	20.5	12.2
Effect of hyperinflation	1.0	—
Closing net book value as at 31 December 2012	3,041.4	1,944.6

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

5.                          Net debt

	As at
	31 December 2012 € million	31 December 2011 € million
Long-term borrowings	1,604.7	1,939.8
Short-term borrowings	555.0	321.5
Cash and cash equivalents	(439.1)	(447.4)
Net debt	1,720.6	1,813.9

Our net debt decreased during 2012 by €93.3 million compared to 31 December 2011. The decrease in the net debt was mainly the result of net repayments of external borrowings and finance lease obligations. During the third quarter of 2012 the $500 million bond maturing in September 2013 was reclassified to short term borrowings from long term borrowings.

6.                          Restructuring costs

Restructuring costs amounted to €106.7 million before tax in 2012. The Group recorded €65.8 million, €34.8 million and €6.1 million of restructuring charges in its established, developing and emerging markets respectively. For the year 2011, restructuring costs amounted to €71.1 million, of which €47.6 million, €17.6 million and €5.9 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs and impairment of property, plant and equipment.

Restructuring costs amounted to €81.9 million before tax in the fourth quarter of 2012. The Group recorded €50.5 million, €29.6 million and €1.8 million of restructuring charges in its established, developing and emerging markets respectively. For the fourth quarter of 2011, restructuring costs amounted to €46.5 million, of which €35.4 million, €9.1 million and €2.0 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs and impairment of property, plant and equipment.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

7.                                Total finance costs, net

	Three months ended
	31 December 2012 € million	31 December 2011 € million
Finance costs	25.4	24.5
Net foreign exchange losses	0.6	1.3
Interest income	(4.3)	(3.3)
Loss on net monetary position	0.6	7.8
Total finance costs, net	22.3	30.3

	Year ended
	31 December 2012 € million	31 December 2011 € million
Finance costs	97.7	96.7
Net foreign exchange (gains) / losses	0.3	(0.6)
Interest income	(10.4)	(8.7)
Loss on net monetary position	3.1	7.8
Total finance costs, net	90.7	95.2

Total net finance costs for 2012 were lower by €4.5 million compared to last year, mainly due to the lower losses on net monetary position due to the hyperinflationary impact of Belarus and the higher interest income. Total net finance costs in the fourth quarter of 2012 were lower by €8.0 million compared to the same period of last year, mainly due to lower losses on the net monetary position.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1 million.

8.                          Tax

The Group’s effective tax rate for 2012 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, non-deductibility of certain expenses, non-taxable income and one off tax items.

By virtue of a tax law that was enacted in Greece on 23 January 2013, the Greek corporate income tax rate was increased to 26% for accounting years starting as of 1 January 2013 onwards.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (2012 full year: 363,867,871 , fourth quarter of 2012: 363,123,172 , 2011 full year: 363,010,078, fourth quarter of 2011: 363,111,625). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2011, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares, as announced on 16 March, 24 June, 1 September 2011 and 13 December 2011 respectively, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group’s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124.6 million by decreasing the nominal value of the Company’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company’s share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

During 2012, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

The share capital on 31 December 2012 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

11.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €70.4 million was paid as of 31 December 2012 (as of 31 December 2011: €56.5 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

No dividend was declared and paid for the fiscal years 2011 and 2012.

13.                   Contingencies

In 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995.

In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of our Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. On December 2012, the authority addressed a statement of objections to our Serbian subsidiary. We believe that our Serbian subsidiary has not violated any Serbian competition rules and we will challenge any such allegations vigorously.

Except the above mentioned items, there have been no other significant changes in contingencies since 31 December 2011 (as described in the 2011 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

14.                   Commitments

As of 31 December 2012 the Group has capital commitments of €90.3 million (31 December 2011: €93.9 million), which mainly relate to plant and machinery equipment.

15.                   Number of employees

The average number of full-time equivalent employees in 2012 was 39,736 (41,291 for 2011).

16.                   Related party transactions

a) The Coca-Cola Company

As at 31 December 2012, The Coca-Cola Company and its subsidiaries (collectively,”TCCC”) indirectly owned 23.2% (2011: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the full year and the fourth quarter of 2012 amounted to €1,305.4 million and €210.1 million (€1,300.8 million and €246.0 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €70.6 million and €27.7 million (€76.5 million and €27.8 million in the prior-year periods).

During the full year and the fourth quarter of 2012, the Group sold €25.1 million and €5.0 million of finished goods and raw materials respectively to TCCC (€32.8 million and €8.8 million in the prior-year periods) while other income from TCCC was €19.2 million and €5.8 million respectively (€15.0 million and €1.2 million in the prior year periods). Other expenses from TCCC amounted to €1.5 million for the full year and €0.1 million for the fourth quarter of 2012 (€4.0 million and €1.9 million in the prior year periods).

As at 31 December 2012, the Group had a total amount of €51.8 million (€56.9 million as at 31 December 2011) due from TCCC, had a total amount due to TCCC of €154.0 million of trade payables (€162.1 million as at 31 December 2011) and no other liabilities (€7.6 million as at 31 December 2011).

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 44.1% (2011: 43.9%) ownership by the parent of Kar-Tess Holding, which as at 31 December 2012 owned 23.3% (2011: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% interest, through its subsidiary in NBC.

During the full year and the fourth quarter of 2012, the Group made purchases of €137.9 million and €22.4 million respectively (€147.7 million and €3.7 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €9.8 million and €4.6 million respectively (€6.3 million and €1.7 million in the prior-year periods). Other income from Frigoglass during the full year and the fourth quarter of 2012 was €0.8 million and €0.2 million respectively (€1.0 million and €0.2 million respectively in the prior-year periods). As at 31 December 2012, Coca-Cola Hellenic owed €21.4 million (€14.3 million as at 31 December 2011) to, and was owed €1.2 million (€1.2 million as at 31 December 2011) by Frigoglass.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

16.             Related party transactions (continued)

c) Other related parties

During the full year and the fourth quarter of 2012, the Group purchased €128.6 million and €25.8 million of raw materials and finished goods (€116.4 million and €23.6 million in the prior-year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.2 million for the full year and €0.1 million for the fourth quarter of 2012 (€0.1 million and nil in prior year periods). Furthermore during the full year and the fourth quarter of 2012, the Group incurred other expenses of €4.4 million for the full year and €0.5 million for the fourth quarter (€5.0 million and €0.6 million respectively in the prior-year periods), recorded income of €0.5 million and €0.1 million for the full year and the fourth quarter of 2012 from the sale of finished goods to other related parties (€1.6 million and €0.2 million in the prior-year periods) and other income of €0.1 million for the full year and nil for the fourth quarter of 2012 (€0.6 million and €0.4 in prior year periods). As at 31 December 2012, the Group owed €9.2 million (€8.4 million as at 31 December 2011) to, and was owed €0.4 million (€1.0 million as at 31 December 2011) by other related parties.

d) Joint Ventures

During the full year and the fourth quarter of 2012, the Group purchased €31.0 million and €7.0 million of finished goods (€28.9 million and €5.5 million in the prior-year periods) from joint ventures. In addition, during the full year and the fourth quarter of 2012, the Group incurred other expenses of €0.4 million and €0.1 million from joint ventures (€0.1 million and nil respectively in the prior-year periods) and recorded other income of €0.2 million and €0.1 million from joint ventures (€0.2 million and €0.1 million in the prior-year periods). As at 31 December 2012, the Group owed €67.5 million (€15.5 million as at 31 December 2011) to, and was owed €17.3 million (€17.1 million as at 31 December 2011) by joint ventures.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 31 December 2012, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 31 December 2012.

17.             Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalent disposed were  €0.4 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment.

18.             Voluntary share exchange offer

On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic. The transaction is progressing in line with Coca-Cola HBC AG’s most recent announcements and we expect commencement of the acceptance period after publication of Coca-Cola Hellenic’s audited full year 2012 financial statements and completion of the voluntary share exchange offer early in the second quarter of 2013. The Group has incurred expenses of €4.2 million, mainly for audit and advisory fees, relating to this transaction.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

19.             Subsequent events

On 14 January 2013, the Group acquired approximately 14.0% in Coca-Hellenic Bottling Company Bulgaria AD for a consideration of approximately €13.3 million and thus its overall participation in the Bulgarian subsidiary is now 99.39%.

Volume by country for 2012, 2011 and 2010

Million unit cases	2012	2011	% change 2012 vs 2011	2010	% change 2011 vs 2010
Established Markets
Austria	92.6	90.8	+2%	90.4	—
Cyprus	15.9	15.5	+ 3%	16.1	- 4%
Greece	108.6	126.0	- 14%	143.0	- 12%
Italy	309.0	320.3	- 4%	323.0	- 1%
Republic of Ireland and Northern Ireland	70.9	75.5	- 6%	75.2	—
Switzerland	82.4	85.4	- 4%	84.0	+ 2%
Total	679.4	713.5	- 5%	731.7	-2%

Developing Markets
Baltics	23.9	22.5	+ 6%	21.5	+ 5%
Croatia	26.5	26.8	- 1%	27.3	- 2%
Czech Republic	56.0	58.4	- 4%	58.2	—
Hungary	83.2	86.1	- 3%	85.1	+ 1%
Poland	172.6	173.5	- 1%	168.6	+ 3%
Slovakia	24.5	25.4	- 4%	24.2	+ 5%
Slovenia	6.8	7.0	- 3%	6.8	+ 3%
Total	393.5	399.7	- 2%	391.7	+ 2%

Emerging Markets
Armenia	7.1	6.6	+ 8%	6.4	+ 3%
Belarus	32.8	29.5	+ 11%	24.4	+ 21%
Bosnia and Herzegovina	18.5	17.9	+ 3%	16.6	+ 8%
Bulgaria	56.6	56.3	+1%	58.4	- 4%
Moldova	6.2	5.5	+ 13%	4.8	+ 15%
Nigeria	181.9	185.2	- 2%	183.9	+ 1%
Romania	162.7	160.7	+ 1%	167.8	- 4%
Russia	371.0	335.9	+ 10%	341.0	- 1%
Serbia and Montenegro	87.3	83.0	+ 5%	76.3	+ 9%
Ukraine	87.7	93.6	- 6%	101.9	- 8%
Total	1,011.8	974.2	+ 4%	981.5	- 1%

Total Coca-Cola Hellenic	2,084.7	2,087.4	—	2,104.9	- 1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: 15 February, 2013